Exhibit 19.1

CLEAN ENERGY FUELS CORP.
INSIDER TRADING POLICY SUMMARY

As of May 22, 2025

Clean Energy Fuels Corp. (“Clean Energy” or the “Company”) has adopted formal policies and procedures to prevent insider trading violations by its officers, directors, employees and related individuals.  The following summary is presented in question-and-answer format.  The following information is a summary only.  All persons subject to the insider trading policy must read the entire policy.

What is the insider trading policy?

The insider trading policy contains rules applicable to our officers, directors, employees and certain consultants, and related individuals, concerning trading in stock or other securities of Clean Energy and companies and research institutions with whom Clean Energy does business.  Among other things, the policy prohibits trading in Clean Energy securities while in possession of inside information.

What is “inside information?”

Inside information is material, non-public information concerning Clean Energy, its securities or any other public company with whom Clean Energy does business.  The policy contains many examples of types of material, non-public information.

Who is subject to the insider trading policy?

The policy covers the officers, directors, employees and consultants of Clean Energy and all of its subsidiaries.  The policy also covers family members of these persons and others who have or may have access to inside information.

Who is the Compliance Officer and what does he or she do?

The Corporate Secretary is the insider trading Compliance Officer and is responsible for ensuring compliance with the policy.  In the Corporate Secretary’s absence, the Chief Financial Officer will serve as the Compliance Officer.

Who are Section 16 Insiders?

Section 16 is part of the Securities Exchange Act of 1934.  It requires certain senior officers, directors and large stockholders to file reports with the Securities and Exchange Commission about their shareholdings and trades.  The Section 16 Insiders are listed on Exhibit A to the policy.  Section 16 Insiders are considered “Access Personnel” under the policy.  Exhibit A will be automatically amended whenever the Clean Energy Board of Directors changes the designation of Section 16 insiders.

Who are Access Personnel?

The Company may from time-to-time designate certain persons as Access Personnel for purposes of this Policy. Access Personnel include the Section 16 Insiders and some other employees and certain consultants who,

Approved by the CLNE Board of Directors on 05/22/25

Exhibit 19.1

because of their position, are likely to have access to inside information more frequently than other employees and consultants.

Is anyone else considered Access Personnel?

Occasionally, Clean Energy may add people to the list of Access Personnel if they gain access to inside information.  The Compliance Officer will inform people in writing if they become Access Personnel.

What special restrictions apply to Access Personnel?

Access Personnel may not engage in any transactions in Clean Energy securities during times of the year called blackout periods.  Access Personnel must also contact the Compliance Officer prior to engaging in any transaction in Clean Energy securities, even outside of the blackout periods.  The above rules will be waived for trades pursuant to Company-approved Rule 10b5-1 trading plans (see below).

What is the blackout period?

The blackout period during which Access Personnel cannot trade in Clean Energy securities begins the last business day of a fiscal quarter and ends upon the close of trading on the first trading day following the public announcement of earnings for that quarter (or for the fiscal year in the case of the quarter ending December 31).  Clean Energy may extend the blackout period or implement different blackout periods at any time by giving written notice to all Access Personnel.  In addition, Clean Energy may waive compliance with a blackout period if all inside information concerning the Company has been publicly disclosed or is known by both parties to the proposed transaction.

What is the restriction on market limit orders?

Market limit orders are open orders placed with a broker which are to be executed only if the securities reach a certain price.  A market limit order may continue indefinitely, or it may expire at a set time.  In order to prevent Access Personnel from accidentally engaging in a trade when trading is not allowed, Access Personnel may not enter any market limit orders with their brokers for Clean Energy securities except market limit orders which expire within the time allowed for trading after receiving written permission to trade from the insider trading Compliance Officer.

The above restrictions are not applicable to approved Rule 10b5-1 trading plans (see below).

Does the policy have exceptions for Rule 10b5-1 trading plans?

The Company will in certain cases permit persons subject to this policy to enter into “blind trusts” or advance trading plans, and thereby avoid the prohibitions in the policy on trading while in possession of inside information.  All such plans by Access Personnel will require approval by the insider trading Compliance Officer and the Company’s General Counsel, which approval must be obtained in advance of any trade that would otherwise be subject to the policy.

Approved by the CLNE Board of Directors on 05/22/25

Exhibit 19.1

I am not listed as Access Personnel.  Does the policy apply to me?

Yes.  While people who are not Access Personnel are not subject to the blackout periods, all employees and consultants of Clean Energy and its subsidiaries are prohibited from trading while in possession of inside information.

Can I sell Clean Energy shares short or hedge Clean Energy securities?

No.  Selling shares short is a bet that the price of Clean Energy common stock will go down.  We cannot have a situation where any of our employees or consultants would benefit financially at the expense of our existing stockholders.  The same policy applies to acquiring any derivative security (such as a put option) whose value would increase if the stock price goes down.  You may not purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Clean Energy’s equity securities.  Section 16 Insiders are prohibited by law, as well as by the policy, from selling short.

What about my options issued pursuant to one of Clean Energy’s stock option plans?

You may exercise options issued by Clean Energy, including any net exercise of the option, at any time and even if you possess inside information.  The special exception for exercise of an option does not apply to the sale of the Clean Energy common stock you receive on exercise (including the sale of Clean Energy common stock to cover taxes due upon exercise).  All sales of Clean Energy common stock are subject to the policy.  Unless you intend to hold the shares, you acquire upon exercise of an option, you should determine whether you are permitted to sell the shares before you exercise the option.

Can I margin or pledge Clean Energy shares I own?

No.

What are the penalties for violation of the policy?

Violation of the policy may expose the violator to severe criminal and civil penalties.  Clean Energy will consider disciplinary action, up to and including termination, of any person who violates the policy.

Approved by the CLNE Board of Directors on 05/22/25

Exhibit 19.1

CLEAN ENERGY FUELS CORP.

INSIDER TRADING POLICY

As of May 22, 2025

Clean Energy Fuels Corp. (“Clean Energy” or the “Company”) has implemented an Insider Trading Policy (the “Policy”) to provide guidelines to officers, directors, employees and related individuals of the Company and its subsidiaries with respect to transactions in the Company’s securities.

1Introductory Information
1Definition of Inside Information

“Inside Information” means material, non-public information.  Information is material if a reasonable investor would consider it important to the total mix of information available about the Company.  Information is non-public if it has not been explicitly disclosed by the Company in a press release or report filed with the Securities and Exchange Commission, or by another manner involving broad disclosure to the investing public.  Information remains non-public until it has been so disclosed and the market has had time to absorb and evaluate the information.

Examples of types of information that will frequently be material include:

●	operating or financial results
●	changes in earnings estimates or guidance
●	significant acquisitions or dispositions of assets or businesses
●	the award, cancellation or amendment of significant contracts
●	major management changes
●	public or private financing transactions
●	plans for substantial capital investment
●	significant write-offs. impairments or increases in reserves
●	impending bankruptcy or financial liquidity problems
●	significant litigation or disputes
●	a stock split or other recapitalization
●	a redemption or purchase by the Company of its securities
●	cybersecurity incidents

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Exhibit 19.1

●	any other information which is likely to have a significant impact on the Company

Either positive or negative information may be material.

Information about operating results, in particular sales numbers and new contracts and business developments, is particularly sensitive.  In general, information that is likely to affect the market price of a security is likely to be considered material.

1Other Definitions

“Access Personnel” include the Section 16 Insiders, and other persons who, by virtue of their position, are likely to have access to Inside Information on a more frequent basis than other Subject Persons.  The Company may from time-to-time designate certain persons as Access Personnel for purposes of this Policy if they gain access to Inside Information even for a limited period of time.  All persons who, temporarily or permanently, become Access Personnel for purposes of this Policy will be given written notice.

“Blackout Period” applies to Access Personnel and is described below under the heading “Specific Procedures Applicable to Access Personnel.”

“Compliance Officer” is the insider trading Compliance Officer appointed pursuant to this Policy.  The Compliance Officer is the Corporate Secretary, or in his or her absence, the Chief Financial Officer, but may be changed at any time by the Company.

“Section 16 Insiders” are the executive officers and directors of the Company and its subsidiaries who are subject to the reporting and liability provisions of Section 16 of the Securities Exchange Act of 1934, as amended.  Section 16 Insiders are listed on Exhibit A to this Policy.  Exhibit A will be updated whenever the Board changes the designation of Section 16 insiders.

“Subject Persons” are described below under the heading “Applicability of Policy to Subject Persons.”

“Trading Day” means a day on which the Nasdaq Global Market is open for trading.

1Applicability of Policy to Subject Persons

This Policy applies to all transactions in the Company’s securities, including common stock, options for common stock and other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s stock, whether or not issued by the Company (such as exchange-traded options), and bona fide gifts of Company securities (including charitable donations and transfers for estate planning purposes).  It applies to all officers of the Company, all members of the Company’s Board of Directors, and all employees of the Company and its subsidiaries, as well as certain consultants or contractors, and will continue to apply to such persons until the close of trading on the first Trading Day after Inside Information known to such person becomes public or is no longer material.  It also applies to family members of such persons, and to others, to the extent such persons come to have access to Inside Information.  Persons subject to this Policy are referred to as “Subject Persons.”

Any person who possesses Inside Information regarding the Company is a Subject Person for so long as the information is non-public.

Approved by the CLNE Board of Directors on 05/22/25

Exhibit 19.1

1The Company’s Policy

It is the policy of the Company that any Subject Person who possesses Inside Information about the Company may not buy or sell securities of the Company nor engage in any trade or other action to take advantage of, or pass on to others, that information.  This includes posting of Inside Information in chatrooms or via other electronic communications.  This Policy also applies to information relating to any other company, including customers, vendors or suppliers of the Company, obtained in the course of employment by or service to the Company.

1Illegality of Insider Trading

It is illegal for any Subject Person to trade in the securities of the Company while in possession of material, non-public information about the Company or its securities.  It is also illegal for any Subject Person to give Inside Information to others who may trade on the basis of that information.

1Specific Policies Applicable to All Subject Persons

The Company intends to comply with the spirit as well as the letter of the insider trading laws.  The Company’s policy is to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company, whether or not the conduct is literally in violation of the law.

1Trading on Inside Information.  No Subject Person and no member of the immediate family or household of any such person, may trade or otherwise engage in any transaction involving a purchase or sale of the Company’s securities, including but not limited to, any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Inside Information concerning the Company, and ending at the close of trading on the first Trading Day after public disclosure of that information, or at the time as such non-public information is no longer material.
1Tipping.  No Subject Person may disclose (“tip”) Inside Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates.  No Subject Person may make recommendations or express opinions on the basis of Inside Information as to trading in the Company’s securities.
1No Short Sales or Hedging.  Because short sales represent a bet that the Company’s stock price will decline, the Company prohibits all Subject Persons from shorting the Company’s stock.  The Company also prohibits Subject Persons from acquiring any security or position which would increase in value if the Company’s stock price declines, such as a put option.  Further, Subject Persons are prohibited from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company’s stock.  Short sales by Section 16 Insiders are prohibited by law as well as by this Policy.  Any questions as to whether a transaction is a prohibited short sale should be raised with the Compliance Officer.
1No Publicly Traded Options.  A put is an option or right to sell a specific stock at a specific price before a set date, and a call is an option or right to buy a specific stock at a specific price before a set date.  Generally, call options are purchased when one believes that the price of a stock will rise, whereas put options are purchased when one believes that the price of a stock will fall.  Because publicly traded options have a relatively short term,

Approved by the CLNE Board of Directors on 05/22/25

Exhibit 19.1

transactions in options may create the appearance that trading is based on material nonpublic information.  Further, such transactions may indicate a preference for short-term performance at the expense of the Company’s long-term objectives.  Accordingly, any transactions in put options, call options or other derivative securities are prohibited by this Policy.
1Confidentiality of Non-public Information.  Non-public information relating to the Company or its securities is the property of the Company, and the unauthorized disclosure of such information is forbidden.
1Reports of Unauthorized Trading or Disclosure.  If you have supervisory authority over any Company personnel, you must immediately report to the Compliance Officer either any trading in the Company’s securities by personnel or any disclosure of Inside Information by personnel, in either case which you have reason to believe may violate this Policy, the Company’s Disclosure Policy or applicable securities laws.  Because the SEC can seek civil penalties against the Company and its directors and supervisory personnel for failing to take appropriate steps to prevent illegal trading, the Company should be made aware of any suspected violations as early as possible.
1Potential Criminal and Civil Liability and/or Disciplinary Action
1Liability for Insider Trading.  Subject Persons may be subject to penalties for insider trading violations under U.S. federal securities law, including:
●	damages in a private lawsuit;
●	disgorging any profits made or losses avoided;
●	imprisonment for up to 20 years;
●	criminal fines of up to $5,000,000 for individuals and $25,000,000 million for entities;
●	civil fines of up to three times the profit gained or loss avoided;
●	a bar against serving as an officer or director of a public company; and
●	an injunction against future violations.
1Liability for Tipping.  Subject Persons may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Inside Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities.  The SEC has imposed large penalties even when the disclosing person did not profit from the trading.  The SEC, the stock exchanges and the Financial Industry Regulatory Authority (“FINRA”) use sophisticated electronic surveillance techniques to uncover insider trading.
1Disciplinary Actions.  Subject Persons who violate this Policy will be subject to disciplinary action by the Company, which may include, in addition to other sanctions, ineligibility for future participation in the Company’s equity incentive plans or termination of employment.
1Stop Transfer Order.  The Company may in its discretion impose or maintain stop transfer orders on securities held by subject persons during a Blackout Period.

Approved by the CLNE Board of Directors on 05/22/25

Exhibit 19.1

1Controlling Person Liability.  U.S. Securities laws mandates that “[e]very person who, directly or indirectly, controls any person liable [for insider trading] shall also be liable jointly and severally with and to the same extent as such controlled person . . . unless the controlling person acted in good faith and did not directly or indirectly induce the act or acts constituting the violation or cause of action.”  The penalty for “controlling person” liability is a civil fine of up to the greater of $2,100,000 or three times the profit gained or loss avoided as a result of the insider trading violations, as well as potential criminal fines and imprisonment.
1Individual Responsibility

Every Subject Person has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has implemented a Blackout Period applicable to the Subject Person.  Appropriate judgment should be exercised in connection with any trade or other restrictions in the Company’s securities.  YOU are responsible for ensuring that you do not have Inside Information before engaging in a transaction and that you comply with any and all other legal obligations.  Therefore, before engaging in a transaction, you should carefully consider whether you are aware of any Inside Information.

A Subject Person may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Inside Information and even though the Subject Person believes he or she may suffer an economic loss or forego an anticipated profit by waiting.  Subject Persons who have anticipated needs for liquidity should strongly consider adopting a Rule 10b5-1 trading plan.

1Applicability of Policy to Inside Information Regarding Other Companies

This Policy also applies to Inside Information relating to other companies, including the Company’s customers, vendors or suppliers (“business partners”), when that information is obtained in the course of employment with, or other services performed on behalf of, the Company.  Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding the Company’s business partners.  All employees should treat Inside Information about the Company’s business partners with the same care required with respect to information related directly to the Company.

1Restricted Periods for Any or All Personnel

The Compliance Officer may issue instructions from time to time advising some or all Company personnel that they may not buy or sell the Company’s securities for certain periods, or that the Company’s securities may not be traded without prior approval.  Due to the confidential nature of the events that may trigger these sorts of restricted periods, the Compliance Officer may find it necessary to inform affected individuals of a restricted period without disclosing the reason.  If you are made aware of such a restricted period, do not disclose its existence to anyone.

1Specific Procedures Applicable to Access Personnel
1Blackout Period

In addition to the above, and to ensure compliance with this Policy and applicable federal and state securities laws, it is the Company’s policy that all Access Personnel refrain from conducting any transactions involving the purchase or sale of the Company’s securities during a “Blackout Period.”  The Blackout Period

Approved by the CLNE Board of Directors on 05/22/25

Exhibit 19.1

begins on the last Trading Day of a fiscal quarter, and ends upon the close of trading on the first Trading Day following public announcement of earnings for the quarter (or for the year in the case of the quarter ending December 31).  The Compliance Officer may extend the Blackout Period or institute new Blackout Periods in his sole discretion.  The Compliance Officer may waive compliance with a Blackout Period if, following consultation with the Company’s legal counsel, the Compliance Officer concludes that all material information concerning the Company has been publicly disclosed or, in the case of a proposed private transaction in the Company's securities, that neither party to such transaction is in possession of Inside Information which is not also known by the other party.

No Subject Person may trade in Company securities, even if outside the Blackout Period, while in possession of Inside Information.  Trading in the Company’s securities outside of a Blackout Period should not be considered a “safe harbor,” and all Access Personnel and other Subject Persons should use good judgment at all times.

1Restriction on Market Limit Orders

In order to prevent Access Personnel from accidentally engaging in a trade when trading is not allowed, Access Personnel may not enter any market limit orders for securities of the Company except market limit orders which expire within the time allowed for trading after receiving written permission to trade from the Compliance Officer.  All other market limit orders for securities of the Company are prohibited, and all Access Personnel must immediately cancel any existing market limit orders upon receipt of this Policy.  This paragraph does not apply to approved Rule 10b5-1 trading plans.

Restrictions on Margining and Pledging of Company Securities

Access Personnel may not margin or pledge Company securities.

1
1Exceptions for Blind Trusts and Pre-Arranged Trading Programs
1(Rule 10b5-1)

Rule 10b5-1 of the Securities Exchange Act of 1934 provides an affirmative defense against insider trading liability for a transaction done pursuant to a “blind trust” (i.e. a trust in which investment control has been delegated to a third party, such as an institutional or professional trustee) or pursuant to a written plan, or a binding contract or instruction, entered into in good faith at a time when the insider was not aware of Inside Information, even though the transaction in question may occur at a time when the person is aware of Inside Information.  The Company may, in appropriate circumstances, permit transactions pursuant to a blind trust or a trading program that fully complies with Rule 10b5-1 to take place during a Blackout Period or otherwise when the Subject Person is in possession of Inside Information.  If you are one of the Access Personnel and you wish to establish a blind trust or trading program, you must pre-clear it with the Compliance Officer.  With respect to arrangements that result or may result in transactions taking place during Blackout Periods, the Compliance Officer will review such arrangements in light of guidelines that he or she from time to time establishes, with input from the Board of Directors and Company legal counsel, if appropriate.  Any such arrangements may be subject to approval by the Board of Directors.  The Company reserves the right to bar any transactions in Company securities, even those pursuant to arrangements previously approved, if the Compliance Officer or the Board of Directors, in consultation with legal counsel, determines that such a bar is in the best interests of the Company.  The Company’s

Approved by the CLNE Board of Directors on 05/22/25

Exhibit 19.1

General Counsel will provide a quarterly report to the Board of Directors of 10b5-1 trading program activity by the Company’s directors and officers.

1Exception for Stock Options

For purposes of the Policy, the Company considers that the exercise of stock options under the Company’s stock option plans is exempt from this Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan.  This exception includes any net exercise of the option pursuant to which you have elected to have the Company withhold shares of stock to satisfy tax withholding requirements or the exercise price of the option (but this does not include broker-assisted cashless exercises or market sales of the purchased shares).

Exception for Share Splits, Share Dividends and Similar Transactions

The trading restrictions under this Policy do not apply to a change in the number of securities held as a result of a share split or share dividend applying equally to all securities of a class, or similar transactions.

Exception for Inheritance

The trading restrictions under this Policy do not apply to transfers by will or the laws of descent and distribution.

Exception for Change in Form of Ownership

Transactions that involve merely a change in the form in which you own securities are permissible.  For example, you may transfer shares to an inter vivos trust of which you are the sole beneficiary during your lifetime.

1Additional Information - Directors and Executive Officers

Directors and executive officers of the Company must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934, as amended.  The practical effect of these provisions is that Section 16 Insiders who purchase and sell the Company’s securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any Inside Information.  Under these provisions, and so long as certain other criteria are met, in most cases neither the receipt of an option under the Company’s option plans, nor the exercise of that option is deemed a purchase under Section 16; however, the sale of any such shares is a sale under Section 16.  The exercise of options by Section 16 Insiders, although not subject to short-swing liability, must be disclosed on a Form 4 filed within two business days after the exercise occurs.  The Company has provided, or will provide, separate memoranda and other appropriate materials to its officers and directors regarding compliance with Section 16 and its related rules.

1Inquiries

Please direct your questions as to any of the matters discussed in the Policy to the Compliance Officer.

Approved by the CLNE Board of Directors on 05/22/25

Exhibit 19.1

1Duties of Compliance Officer

The duties of the Compliance Officer may include the following, and may be delegated:

1Provide notice of Blackout Periods to Access Personnel.
1Assistance in the preparation of Section 16 reports (Forms 3, 4 and 5) for all Section 16 Insiders.
1Performance of cross-checks of available materials, which may include Forms 3, 4 and 5, Forms 144, officers and directors questionnaires, and reports received from the Company’s stock administrator and transfer agent, to determine trading activity by officers, directors and others who have, or may have, access to Inside Information.
1Circulation of the Policy to all Subject Persons, including Section 16 Insiders, on an annual basis, and provision of the Policy and other appropriate materials to any officers, directors or others who have, or may have, access to Inside Information.
1Reviewing proposed Rule 10b5-1 trading plans of Subject Persons.
1Assisting the Company’s Board of Directors in implementation of the Policy.

Approved by the CLNE Board of Directors on 05/22/25

Exhibit 19.1

EXHIBIT A
SECTION 16 INSIDERS

As of May 22, 2025

Name	Title
Andrew J. Littlefair	President, Chief Executive Officer, and Director
Barclay F. Corbus	Senior Vice President, Strategic Development, and Head of Renewable Fuels
Robert Vreeland	Chief Financial Officer
Stephen A. Scully	Chairman of the Board of Directors
Lizabeth A. Ardisana	Director
Mathieu Soulas	Director
Karine Boissy-Rousseau	Director
Vincent C. Taormina	Director
Patrick J. Ford	Director

Approved by the CLNE Board of Directors on 05/22/25